Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	2007	2006	2005	2004	2003
	(in thousands, except for ratio)
Computation of Earnings
Net (loss) earnings from continuing operations before taxes, minority interest and equity loss	$(7,196)	$12,775	$10,645	$21,669	$13,807
Add: fixed charges	20,428	7,783	4,621	5,138	4,099
Add: amortization of capitalized interest	297	456	511	488	451
Less: capitalized interest	(164)	(232)	(158)	(258)	(525)

Total earnings	$13,365	$20,782	$15,619	$27,037	$17,832

Computation of Fixed Charges
Interest expense and capitalized interest	$15,718	$4,010	$1,627	$1,863	$2,397
Amortized premiums, discounts & capitalized expenses related to indebtedness	782	1,907	1,399	1,943	548
Estimate of interest within rental expense	3,928	1,866	1,595	1,332	1,154

Total fixed charges	$20,428	$7,783	$4,621	$5,138	$4,099
Ratio of earnings to fixed charges	0.65	2.67	3.38	5.26	4.35